October 20, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Abrams Industries, Inc. (the "Company") and, under the date of June 4, 1999, we reported on the consolidated financial statements of Abrams Industries, Inc. and subsidiaries as of April 30, 1999 and 1998 and for the years then ended. On October 14, 1999, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated October 20, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was approved by the audit committee of the board of directors or that PricewaterhouseCoopers LLP was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very truly yours,


 /s/ KPMG LLP

KPMG LLP